

07001871 ... TES ... GE COMMISSION ... C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
Hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM / DD / YY) AND ENDING 12/31/06 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guardian Investor Services LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

7 Hanover Square
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Walter (212) 598-1398
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2007
WASH, D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John H. Walter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guardian Investor Services LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



FRANK L. PEPE
Notary Public, State of New York
No. 3058695
Qualified in Suffolk County
Commission Expires November 30, 2009

Notary Public



Signature

Vice President & Controller

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on Internal Control.
- [X] (p) Statement of Cash Flows.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Guardian Investor Services LLC and Subsidiaries
(A wholly owned subsidiary of
Guardian Life Insurance Company of America)
Consolidated Balance Sheet
December 31, 2006

Assets	
Cash and cash equivalents	$ 18,965,986
Cash segregated under federal regulations	10,000
Securities purchased under agreement to resell	4,123,358
Investments, at fair value	17,744,944
Total Invested Assets	40,844,288
Receivable from affiliated mutual funds	15,564,377
Receivable from Guardian Life Insurance Company of America and its affiliates	5,536,777
Prepaid expenses and other assets	5,017,282
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	1,655,583
Deferred distribution costs, net of accumulated amortization	188,708
Goodwill	338,261,072
Other intangible assets, net of accumulated amortization	226,417,593
Total Assets	$ 633,485,680
Liabilities and Member's Equity	
Due to Guardian Life Insurance Company of America and its affiliates	$ 4,386,887
Commissions payable	8,517,154
Accounts payable and accrued expenses	15,488,059
Minority interest in consolidated subsidiary company	202,929,467
Total Liabilities	$ 231,321,567
Member's equity	377,798,959
Undistributed income	24,365,154
Total Member's Equity	$ 402,164,113
Total Liabilities and Member's Equity	$ 633,485,680

The accompanying notes are an integral part of these financial statements.

END